UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: February 27, 2020
Commission File Number: 001-37946
_______________________

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
_______________________
354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
_______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into Algonquin Power & Utilities Corp.’s Registration Statements on Forms S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810 and 333-232012).”

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Code of Business Conduct and Ethics
99.2	Employee Share Purchase Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: February 27, 2020	By: /s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer